Notice of Availability of Proxy Materials for The Lion Electric Company Annual Meeting of Shareholders Meeting Date and Location: When : On Friday, May 6, 2022 at 11:00 a.m. (Eastern Time) Where : Online at https://web.lumiagm.com/442208210 You are receiving this notification as The Lion Electric Company (the “Corporation”) has decided to use the notice-and-access procedures for the delivery of its management information circular for its upcoming annual shareholder meeting (the “Circular”) and its audited annual consolidated financial statements for the fiscal year ended December 31, 2021 and related management’s discussion and analysis (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders of the Corporation are receiving this notice of availability of Proxy Materials, which provides information on how to access copies of the Proxy Materials on the Internet, how to request a paper copy of the Proxy Materials and details about the upcoming meeting. This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Circular and other proxy-related materials before voting. You will find enclosed with this notice a Form of Proxy or a Voting Instruction Form that you can use to vote your shares of the Corporation. See the sections entitled “Voting” on the reverse page and in the Circular. The Circular and other relevant materials are available at: ir.thelionelectric.com OR www.sedar.com How to obtain paper copies of the proxy materials Shareholders may request to receive paper copies of the current Proxy Materials by mail at no cost. Shareholders may make such a request (a) at any time prior to the meeting on the web at ir.thelionelectric.com; by contacting TSX Trust Company at 1-888-433-6443 (toll free in Canada and the United States) or 416-682- 3801 (other countries); or by contacting the Corporation’s Investor Relations department by email at ir@thelionelectric.com, or (b) at any time within one year of the Circular being filed, by telephone at 450-432- 5466 or by email at ir@thelionelectric.com. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 27, 2022. If you do request the current materials, please note that another Form of Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes. To obtain information about notice-and-access, please call TSX Trust Company, toll-free within North America at 1-888-433-6443, or at 416-682-3801 if you are outside North America, or by emailing your request at tsxt- fulfilment@tmx.com.

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found. 1. Election of Directors – Page 19 2. Appointment of Independent Auditor – Page 30 Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 11:00 a.m. (Eastern Time) on Wednesday, May 4, 2022. Registered shareholders, and proxyholders who are duly appointed as per the instructions described in the Circular, will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/442208210. Such persons may enter the meeting by clicking “I have a control number” and entering a valid control number and the password “lion2022” (case sensitive) before the start of the meeting. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be able to ask questions or vote at the meeting. Shareholders who wish to appoint a proxyholder other than the persons designated by the Corporation on the Form of Proxy or Voting Instruction Form (including non-registered shareholder who wish to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their Form of Proxy or Voting Instruction Form. These instructions include the additional step of registering such proxyholder with the Company’s transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial Statements delivery • Only to Registered and Beneficial Holders who opted to receive one.